Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2021 (the 2021 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2021 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Pandemic

For information on the measures taken by the Government and the impact of the COVID-19 pandemic, see “United Mexican States—COVID 19 Pandemic” in the 2021 Form 18-K.

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	60	46.9		202	40.4
National Action Party	20	15.6		115	23.0
Institutional Revolutionary Party	13	10.2		69	13.8
Citizen Movement Party	12	9.4		25	5.0
Ecological Green Party of Mexico	6	4.7		41	8.2
Labor Party	5	3.9		33	6.6
Social Encounter Party	4	3.1		0	0.0
Democratic Revolution Party	3	2.3		15	3.0
Unaffiliated	4	3.1		0	0.0
Total	127	99.2	%(2)	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of December 30, 2022.
(2)	As of December 30, 2022, there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

Anti-Corruption

On August 5, 2022, the Secretaría de la Función Pública (Ministry of Public Administration, or SFP) and the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) entered into a collaboration agreement that will, through the exchange of information, strengthen investigations for administrative misconduct and unsubstantiated increases in the net worth of civil servants in the Federal Public Administration.

Access to Information, Government Procurement and Transparency

On August 26, 2022, the Ministry of Public Administration launched the second stage of the Bitácora Electrónica de Seguimiento de Adquisiciones (Electronic Procurement Follow-Up Logbook, or BESA), an online tool that allows the SFP to monitor compliance with contracts for goods and services by suppliers and third parties entering into agreements with entities of the Administración Pública Federal (Federal Public Administration). This second stage, which was implemented through amendments to acuerdos (official decrees), incorporates an alert system that detects irregularities in the monitoring of the execution and performance of public procurement, leasing and service contracts, from their formalization to the receipt and payment of the goods and services. The BESA operation provides a system of supervisory alerts to review possible irregularities that can be prevented, investigated and, if necessary, sanctioned.

Foreign Affairs, International Organizations and International Economic Cooperation

On July 27, 2022, Mexico was elected chair of the Comité Interamericano contra el Terrorismo (Inter-American Committee against Terrorism, or CICTE) for the 2022-2023 term.

On September 12, 2022, the second annual meeting of the U.S.- Mexico High-Level Economic Dialogue (HLED) was held to review the achievements and progress of cooperation, highlighting the work and commitments to strengthen North American supply chains and regional competitiveness, particularly through the U.S.-Mexico semiconductor and information and communications technology supply chain ecosystems and through the investment in border infrastructure. The two governments committed to invest in border infrastructure and modernization projects through the enactment by the U.S. Congress of the Infrastructure Investment and Jobs Act, which dedicates U.S.$3.4 billion for 26 major construction and modernization projects at land ports of entry, and Mexico’s commitment to invest U.S.$1.5 billion in border infrastructure between 2022-2024.

Environment

On August 12, 2022, the Estrategia de Instrumentación para una Economía Oceánica Sostenible 2021-2024 (Implementation Strategy for a Sustainable Ocean Economy 2021-2024) was published in the Official Gazette, establishing the meaning of a sustainable ocean economy for Mexico.

On August 17, 2022, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources or SEMARNAT) in collaboration with the Instituto Nacional de Ecología y Cambio Climático (National Institute of Ecology and Climate Change, or INECC) and the German Corporation for International Cooperation in Mexico (GIZ) launched a platform, the Sistema de Información de la Agenda de Transparencia de Acciones Climáticas a Nivel Subnacional (Information System of the Transparency Agenda for Climate Actions at the Subnational Level), which will allow federal entities to evaluate annually their progress in the implementation of mitigation measures for greenhouse gases and adaptation to climate change.

On November 17, 2022, Mexico presented its progress to reduce the impact on climate change during the 27th session of the Conference of the Parties (COP27) of the United Nations Framework Convention on Climate Change, and increased its nationally determined contribution (NDC) commitment to reduce greenhouse gas emissions from 22% to 35% by 2030.

On December 2, 2022, Mexico attended the first session of Intergovernmental Negotiating Committee (INC) on plastic pollution and announced its membership to the High Ambition Coalition to End Plastic Pollution, the goals of which are to: (1) limit plastic consumption and production to sustainable levels, (2) enable a circular economy for plastics that protects the environment and human health, and (3) achieve environmentally sound management and recycling of plastic waste.

In December 2022, Mexico introduced two programs related to waste management. The first, the Programa Nacional para la Prevención y Gestión Integral de los Residuos 2022-2024 (National Program for Waste Prevention and Comprehensive Waste Management 2022-2024), aims at (1) enhancing the capabilities of the urban solid waste recycling market, (2) promoting changes to make the regulatory framework more suitable for sustainable waste management activities, (3) encouraging infrastructure and equipment for sustainable waste management activities, (4) enabling the conditions for the professionalization and formalization of the waste management services currently provided by the informal sector, and (5) achieving a responsible waste generation and management culture. The second, the Programa Nacional para la Prevención y Gestión Integral de los Residuos de Manejo Especial 2022-2024 (National Program for Special Handling Waste Prevention and Comprehensive Special Handling Waste Management 2022-2024), aims at (1) providing necessary information regarding special handling waste to improve policymaking at the different levels of government, (2) encouraging the prevention of special handling waste generation and the adequate management and use of special handling waste, and (3) promoting a legal framework that clearly assigns responsibilities in connection with special handling waste management activities to the different levels of government.

THE ECONOMY

General

During the third quarter of 2022, the Mexican economy expanded at a greater pace than during the first two quarters of the year despite continued uncertainty regarding global economic conditions, prevailing inflationary pressures, rising interest rates and adverse economic effects of the Russia-Ukraine conflict.

The third quarter also saw a decrease in COVID-19 infections, a 0.58% increase in industrial activity (driven by manufacturing of transportation equipment), and a 1.08% expansion of the services sector, which recorded the fourth consecutive quarter of positive growth. However, other sectors, contracted during such quarter, including construction, which recorded a 3.2% decrease.

On September 20, 2022, the Secretaría de Economía (Ministry of Economy) presented the Rumbo a una Política Industrial (Towards an Industrial Policy) strategy with the aim of providing a roadmap for public and private industrial sector reform efforts. The strategy is focused on new technologies and innovation, human capital development, the role of regional economies and small and medium businesses, and sustainability in industrial activities.

Gross Domestic Product

According to preliminary figures, Mexico’s real GDP increased by 4.3% during the third quarter of 2022 as compared to the third quarter of 2021, reflecting an increase in both domestic demand, especially private consumption, and external demand. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2021 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2021	2022(3)
GDP	Ps. 17,563.7	Ps. 18,315.2
Add: Imports of goods and services	7,098.6	7,918.0

Total supply of goods and services	24,662.3	26,233.2
Less: Exports of goods and services	6,753.9	7,539.0

Total goods and services available for domestic expenditure	Ps. 17,908.4	Ps. 18,694.2
Allocation of total goods and services:
Private consumption	12,030.2	12,795.3
Public consumption	2,076.0	2,124.2

Total consumption	14,106.2	14,919.5

Total gross fixed investment	3,301.9	3,426.8

Changes in inventory	103.4	80.3

Total domestic expenditures	Ps. 17,511.4	Ps. 18,426.5

Errors and Omissions	397.0	267.7

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	Third quarter
	2021	2022(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	40.4	43.2

Total supply of goods and services	140.4	143.2
Less: Exports of goods and services	38.5	41.2

Total goods and services available for domestic expenditures	102.0%	102.1%
Allocation of total goods and services:
Private consumption	68.5%	69.9%
Public consumption	11.8	11.6

Total consumption	80.3	81.5
Total gross fixed investment	18.8	18.7
Changes in inventory	0.6	0.4

Total domestic expenditures	99.7%	100.6%

Errors and Omissions	2.3%	1.5%

(1)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2021	2022(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps. 519.2	Ps. 538.1
Secondary Activities:
Mining	850.8	843.3
Utilities	235.7	247.7
Construction	1,106.3	1,070.6
Manufacturing	2,893.3	3,103.4
Tertiary Activities:
Wholesale and retail trade	3,212.8	3,448.4
Transportation and warehousing	1,100.0	1,241.8
Information	631.5	671.0
Finance and insurance	856.4	859.8
Real estate, rental and leasing	2,099.2	2,148.3
Professional, scientific and technical services	331.8	354.8
Management of companies and enterprises	136.8	151.5
Support for business	325.7	196.3
Education services	635.9	658.5
Health care and social assistance	422.4	429.3
Arts, entertainment and recreation	59.1	86.6
Accommodation and food services	334.4	397.5
Other services (except public administration)	345.3	343.1
Public administration	685.0	694.1

Gross value added at basic values	16,781.7	17,483.9
Taxes on products, net of subsidies	782.0	831.3

GDP	Ps. 17,563.7	Ps. 18,315.2

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter (annualized)(2)
	2021	2022(3)
GDP (real pesos)	4.3%	4.3%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	(0.1)	3.6
Secondary Activities:
Mining	0.5	(0.9)
Utilities	(19.7)	5.1
Construction	11.9	(3.2)
Manufacturing	3.9	7.3
Tertiary Activities:
Wholesale and retail trade	9.5	7.3
Transportation and warehousing	19.1	12.9
Information	12.8	6.2
Finance and insurance	2.3	0.4
Real estate, rental and leasing	2.7	2.3
Professional, scientific and technical services	5.5	6.9
Management of companies and enterprises	12.8	10.7
Administrative support, waste management and remediation services	(54.2)	(39.7)
Education services	1.0	3.5
Health care and social assistance	4.8	1.6
Arts, entertainment and recreation	72.6	46.5
Accommodation and food services	73.4	18.9
Other services (except public administration)	12.1	(0.6)
Public administration	(1.1)	1.3

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.3% as of September 30, 2022, a 0.2 percentage point decrease from the rate as of December 31, 2021. As of September 30, 2022, the economically active population in Mexico (fifteen years of age and older) was 59.6 million. As of January 1, 2023, the minimum wages were Ps. 312.41 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 207.44 per day for the rest of Mexico, an increase of 20%, respectively, from the applicable minimum wages in effect from January 1, 2022 to December 31, 2022. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2021 Form 18-K.

On December 27, 2022, the decree that amended Articles 76 and 78 of the Ley Federal del Trabajo (Federal Labor Law), concerning vacation periods and paid vacation, was published in the Official Gazette. The amendment, which entered into force on January 1, 2023, increased the number of paid vacation days accrued during the first year of employment from six to 12.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2021(2)		2022(2)
Food	Ps. 690.0	4.5%	Ps. 703.7	2.0%
Beverage and tobacco products	192.6	2.1	205.7	6.8
Textile mills	25.5	30.7	25.1	(1.3)
Textile product mills	12.9	2.8	12.5	(3.7)
Apparel	50.7	26.6	53.6	5.7
Leather and allied products	17.5	12.1	18.8	7.6
Wood products	26.8	24.6	23.5	(12.2)
Paper	56.4	10.5	57.3	1.6
Printing and related support activities	19.4	20.6	22.0	13.4
Petroleum and coal products	43.2	23.0	48.3	11.9
Chemicals	232.3	2.5	231.1	(0.5)
Plastics and rubber products	92.7	13.1	96.7	4.4
Nonmetallic mineral products	80.1	6.2	81.1	1.3
Primary metals	176.4	13.9	178.5	1.2
Fabricated metal products	101.2	8.5	103.3	2.0
Machinery	120.4	17.8	122.4	1.7
Computers and electronic products	234.2	2.6	294.5	25.8
Electrical equipment, appliances and components	104.8	10.4	110.3	5.3
Transportation equipment	514.8	(10.5)	611.3	18.7
Furniture and related products	31.7	19.7	31.0	(2.1)
Miscellaneous	69.9	9.8	72.8	4.2

Total expansion/contraction	Ps. 2,893.3	3.9%	Ps. 3,103.4	7.3%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On November 12, 2022, Petróleos Mexicanos (PEMEX) and the U.S. Environmental Protection Agency (EPA) announced a collaboration to reduce greenhouse gas emissions, specifically methane. With support from the EPA, PEMEX intends to develop and launch a mitigation plan in the first half of 2023 that is intended to further Mexico’s goals to reduce methane emissions.

Electric Power

On August 25, 2022, the Secretaría de Energía (Ministry of Energy) authorized the renewal of the operating license for Unit 2 of the Central Nucleoeléctrica Laguna Verde (Laguna Verde Nuclear Power Plant), which is expected to be valid from April 11, 2025 to April 10, 2055.

On November 16, 2022, CFE carried out its first green and social issuance of Certificados Bursátiles for Ps.10,000 million for a term of 20 years. The proceeds will be used to promote investment in renewable energy, energy efficiency, electro-mobility and green building projects, as well as to provide basic electricity and internet services to remote and rural communities.

Tourism

On December 14, 2022, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) reported that from January to September 2022, foreign direct investment in tourism was U.S.$3,147.3 million, a 104.3% increase as compared to the same period in 2021.

Transportation and Communications

Highways

In October 2022, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) announced the completion of four major highway infrastructure improvement projects in the states of Sonora, Tabasco, Veracruz and Oaxaca, with a combined investment of Ps. 2,779 million. The highway improvements, which will enhance the interconnectedness between cities, touristic sites and business centers and contribute to strengthening trade flows between Mexico and the United States, are estimated to have generated 30,200 jobs.

Railways

On October 25, 2022, Mexico and California signed an agreement regarding toll revenues from the Otay Mesa II - Otay Mesa East border crossing. The agreement splits revenue equally between the parties, which is expected to generate significant savings in both operating costs and time, as there will only be one facility on the U.S. territory.

On October 31, 2022, the construction of the second railroad bridge between Nuevo Laredo, Tamaulipas and Laredo, Texas began. This project is expected to expand and expedite bilateral trade between Mexico and the U.S. and is expected to be completed by the second quarter of 2024.

Mining

On August 23, 2022, Litio para México (Lithium for Mexico, or LitioMx) was created. LitioMX is an organismo descentralizado (decentralized instrumentality) focused on exploring, using and administering supply chains for lithium located in Mexico, and is supervised by the Ministry of Energy.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2021 Form 18-K.

Table No. 7 – Money Supply

	At September 30,
	2021(1)	2022(1)

	(in millions of nominal pesos)
M1:
Bills and coins	Ps. 2,005,681	Ps. 2,289,234
Checking deposits
In domestic currency	2,012,384	2,128,746
In foreign currency	609,675	667,630
Interest-bearing peso deposits	1,224,539	1,321,096
Savings and loan deposits	28,561	29,809

Total M1	Ps. 5,880,840	Ps. 6,436,514

M4	Ps. 14,791,265	Ps. 15,728,665

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the first nine months of 2022 was 8.7%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 1.3 percentage points higher than the 7.4% consumer inflation for 2021 and 5.5 percentage points higher than the 3.2% consumer inflation for 2020. This trend was the result of the cumulative effects of the COVID-19 pandemic and the Russia-Ukraine conflict on the global economy, which have been more significant and persistent than expected. Despite improvements in global supply chains and price decreases of some raw materials, generally prices remained high, which, combined with high global demand, contributed to greater headline inflation.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 8.3% at the end of the first nine months of 2022, higher than core inflation of 5.9% for 2021. The increase in core prices was driven by higher production costs, resulting from elevated prices for raw materials and greater labor costs.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)	National Producer Price Index(1)(2)(3)	Increase in Minimum Wage(4)
2019	2.8	0.8	100.0;(5) 16.2(6)
2020	3.2	4.1	4.8(5); 16.2(6)
2021	7.4	9.3	15.0(5); 15.0(6)
2022:
January	7.1	8.8	22.0;(5) 22.0(6)
February	7.3	8.7	—
March	7.5	8.6	—
April	7.7	9.0	—
May	7.7	8.9	—
June	8.0	8.9	—
July	8.2	9.1	—
August	8.7	8.8	—
September	8.7	8.4	—
October	8.4	7.1	—
November	7.8	5.9	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(3)	Preliminary figures for August 2022 to November 2022.
(4)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(5)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(6)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January	5.5	6.0	3.8	5.7	5.9
February	5.9	6.2	4.0	6.0	6.2
March	6.3	6.7	4.1	6.3	6.6
April	6.6	7.2	4.4	6.7	7.0
May	6.9	7.5	4.6	7.0	7.4
June	7.3	8.0	4.9	7.4	7.8
July	7.8	8.5	5.2	8.0	8.4
August	8.3	8.9	5.5	8.5	8.8
September	8.7	9.4	5.8	8.9	9.2
October	8.9	9.9	6.2	9.6	9.9
November	9.4	10.2	6.6	10.0	10.4
December	10.0	10.5	7.0	10.5	10.8

Source: Banco de México.

During the first nine months of 2022, interest rates on 28-day Cetes averaged 7.1%, as compared to 4.2% during the same period of 2021. Interest rates on 91-day Cetes averaged 7.6%, as compared to 4.4% during the same period of 2021.

On December 29, 2022, the 28-day Cetes rate was 10.1% and the 91-day Cetes rate was 10.7%.

On August 11, 2022, September 29, 2022 and November 10, 2022, Banco de México held its fifth, sixth and seventh monetary policy meetings of 2022, respectively, and increased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 75 basis points on each occasion. The decisions took into account the challenging monetary policy outlook marked by the tightening of global financial conditions, the heightened uncertainty regarding global economic conditions, the accumulated inflationary pressures resulting from the COVID-19 pandemic and the impact of the Russia-Ukraine conflict and the possibility of further inflationary shocks, as well as the extent to which the latest overnight interbank funding rate increases reflected the change in Banco de México’s monetary stance.

Banco de México increased the overnight interbank funding rate by 50 basis points at its meeting on December 15, 2022. That decision took into account the slight easing of inflationary pressures and the actions taken by major central banks. Therefore, as of December 31, 2022 the overnight interbank funding rate reached a level of 10.50%, compared to 7.75% as of June 30, 2022.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022:
January	20.6352	20.4978
February	20.4257	20.4495
March	19.9112	20.5562
April	20.3728	20.1088
May	19.6940	20.0305
June	20.1335	20.0237
July	20.3485	20.5467
August	20.0962	20.1209
September	20.0925	20.0750
October	19.8245	19.9845
November	19.3965	19.4449
December	19.4715	19.5930

Source: Banco de México.

On December 30, 2022, the peso/U.S. dollar exchange rate closed at Ps. 19.4715 = U.S.$1.00, a 4.9% appreciation in dollar terms as compared to the rate on December 31, 2021. The peso/U.S. dollar buying exchange rate published by Banco de México on December 30, 2022 (which took effect on the second business day thereafter) was Ps. 19.4530 = U.S.$1.00.

Banking System

At the end of September 2022, the total assets of the banking sector were Ps. 12,513.2 billion, which represented a real annual increase of 3.8% as compared to the end of September 2021. At the end of September 2022, the current loan portfolio of the banking sector had a balance of Ps. 6,019.9 billion, a real annual increase of 2.9% as compared to the end of September 2021. The banking sector’s net result was Ps. 175.2 billion at the end of September 2022, 27.7% higher in real terms as compared to the end of September 2021.

Banking Supervision and Support

The Mexican financial system remained solid during the third quarter of 2022, with the capitalization and liquidity levels of the banking system exceeding the minimum regulatory requirements. However, the Mexican financial system will face a more complex and uncertain environment in the near term as a result of tighter global financial conditions (including higher interest rates at a global scale), persistent inflationary pressures, lower growth prospects and high volatility in international financial markets.

At the end of September 2022, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 18.8%, as compared to 18.8% at the end of September 2021 and 19.5% at the end of December 2021. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2021 Form 18-K.

At the end of September 2022, all multiple banking institutions fell under the first “early warning” category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the CNBV were required as of that date.

Securities Markets

On December 30, 2022, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 48,463.9 points, representing a 9.0% decrease from the level at December 31, 2021.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

On November 23, 2022, the Ministry of Economy further extended the measure it originally adopted in May 2022, suspending import tariffs on ammonium sulphate originating in the United States and the People’s Republic of China.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First nine months
	2021(1)		2022(1)

	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	20,945.9	U.S.$	30,998.9
Crude oil		17,724.7		25,189.6
Other		3,221.2		5,809.3
Non-oil products		338,601.8		399,284.9
Agricultural		14,683.8		16,041.7
Mining		7,075.3		6,675.7
Manufactured goods(2)		316,842.7		376,567.5

Total merchandise exports		359,547.7		430,283.9

Merchandise imports (f.o.b.)
Consumer goods		44,110.6		61,270.6
Intermediate goods(2)		295,047.1		359,333.4
Capital goods		29,092.1		34,976.9

Total merchandise imports		368,243.8		455,581.0

Trade balance	U.S.$	(8,696.1)	U.S.$	(25,297.1)

Average price of Mexican oil mix(3)	U.S.$	63.1	U.S.$	93.5

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

In July and November 2022, Costa Rica and Honduras, respectively, submitted their formal application to join the Pacific Alliance, of which Mexico is the pro tempore president.

On September 5, 2022, during the tenth meeting of the Grupo de Trabajo de Alto Nivel (High Level Working Group) with China, the parties entered into cooperation agreements for investment in green development and the digital economy.

On September 22, 2022, Mexico and Ecuador approved a new bilateral cooperation framework 2022-2024, consisting of four projects in the production and trade, agriculture, biotechnology and health sectors.

On December 1, 2022, U.S. and Mexico met to continue bilateral collaboration on key issues affecting the shared border. These include close coordination on important bilateral issues such as facilitating and expediting the legal flow of goods and people, modernizing border infrastructure, promoting public safety, and combatting transnational crime. This bilateral collaboration aims to improve border security and promote North America’s economic competitiveness.

On December 12, 2022, Mexico presented a working plan aimed at amicably resolving the dispute settlement consultations requested by the United States and Canada in July 2022 under the United States-Mexico-Canada Agreement. Under the working plan, Mexico proposed creating a technical working team to answer the third round of questions in connection with the consultations, as well as working groups to address the legal status of Mexico’s Electric Power Industry Law, protections of companies, the transition to ultra-low sulfur diesel, and the status of pipelines established in the north of Mexico.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First nine months
	2021(1)		2022(1)

	(in millions of dollars)
Current account(2)	U.S.$	(7,660.0)	U.S.$	(15,271.0)
Credits		424,022.1		515,283.5
Merchandise exports (f.o.b.)		359,785.5		430,645.0
Non-factor services		18,673.6		26,341.6
Transport		1,668.9		2,112.5
Tourism		13,288.9		20,482.6
Insurance and pensions		2,661.5		2,652.6
Financial services		422.1		507.6
Others		632.3		586.3
Primary income		7,575.5		14,795.2
Secondary income		37,987.6		43,501.6
Debits		431,682.1		530,554.4
Merchandise imports (f.o.b.)		368,439.7		456,097.5
Non-factor services		28,528.8		36,675.6
Transport		13,370.8		18,336.4
Tourism		3,435.0		4,956.0
Insurance and pensions		5,334.3		5,359.7
Financial services		2,134.9		2,150.9
Others		4,253.7		5,872.7
Primary income		33,892.5		36,906.5
Secondary income		821.1		874.7
Capital account		(35.3)		(60.7)
Credit		176.0		196.0
Debit		211.2		256.6
Financial account		(1,517.0)		(16,290.5)
Direct investment		(25,330.4)		(20,559.5)
Portfolio investment		27,102.9		7,814.8
Financial derivatives		1,296.4		1,957.3
Other investment		(19,034.7)		(6,679.2)
Reserve assets		14,448.9		1,176.1
International reserves		12,946.3		(5,609.4)
Valuation adjustment		(1,502.6)		(6,785.3)
Errors and omissions		6,178.3		(959.0)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the third quarter of 2022, Mexico’s current account registered a deficit of U.S.$5.5 billion, or 1.6% of GDP, compared to a deficit of U.S.$4.3 billion, or 1.4% of GDP, in the third quarter of 2021. The increase in the current account deficit was mainly due to larger deficits in the oil trade balance and the non-travel services balance, partially offset by a smaller deficit in the non-oil trade balance and greater remittances inflows and travel-related revenues.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4)	202.4	207.7
2022(4):
January	201.6	209.6
February	201.4	209.5
March	200.5	208.0
April	199.2	207.1
May	199.6	205.6
June	198.5	203.6
July	199.5	203.5
August	198.8	205.1
September	196.9	202.1
October	196.9	200.8
November	198.0	201.7

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Investment in Mexico

Foreign Investment Policy

On September 14, 2022, the Ministry of Foreign Affairs and the Mexican office of the United Nations Development Program presented the Mecanismo de Facilitación para la Inversión y Promoción en el Exterior (Foreign Investment and Promotion Facilitation Mechanism), which is aimed at enabling and strengthening the private sector’s and local governments’ initiatives to promote themselves abroad and attract foreign investment, as well as helping foreign companies fulfill their investment projects in Mexico.

PUBLIC FINANCE

General

At the end of the third quarter of 2022, the results of Mexico’s main public finance indicators were generally in line with the estimates presented in the 2022 Economic Package. The accumulated public deficit through September stood at Ps. 396 billion, as a result of the favorable evolution of tax revenues, particularly driven by the collection of VAT, income taxes and import tariffs. Oil revenues of the Federal Government and PEMEX, which increased due to higher crude oil prices, also impacted the accrued public deficit. At the end of the third quarter, the primary balance recorded a surplus of Ps. 211 billion and the Public Sector Borrowing Requirements stood at Ps. 492 billion.

The Budget

On November 14 and 28, 2022, the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2023 (Federal Revenue Law, or the 2023 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2023 (Federal Expenditure Budget for 2023, or the 2023 Expenditure Budget) were published in the Official Gazette, respectively.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2022 Expenditure Budget

(In Billions of Pesos)

	Actual
	2021	First nine months of 2021	First nine months of 2022(1)	2022 Budget(2)
Health	Ps. 173.2	Ps. 99.2	Ps. 106.1	Ps. 193.9
Education	369.7	254.2	245.5	364.6
Housing and community development	18.8	14.3	13.3	16.6
Government debt service	524.7	334.8	438.2	580.6
CFE and PEMEX debt service	161.9	137.9	123.3	172.1
PEMEX debt service	142.1	121.0	111.2	142.6
CFE debt service	19.9	16.8	12.1	29.6

(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 15 – Budgetary Results; 2022 Budget Assumptions and Targets

	Actual
	2021(1)	First nine months of 2021(1)	First nine months of 2022(1)	2022 Budget(2)
Real GDP growth (%)(3)	4.7%	4.3%	4.3%	3.6-4.6%
Increase in the national consumer price index (%)(3)	7.4%	6.0%	8.7%	3.4%
Average export price of Mexican oil mix (U.S.$/barrel)(4)	65.31	63.05	93.54	55.1
Average exchange rate (Ps./$1.00)	20.3	20.1	20.3	20.3
Average rate on 28-day Cetes (%)	4.4%	4.2%	7.1%	5.0%
Public sector balance as % of GDP(5)	(2.9)%	(1.4)%	(1.4)%	(3.1)%
Primary balance as % of GDP(5)	(0.3)%	0.4%	0.8%	(0.3)%
Current account balance as % of GDP	(0.4)%	(0.8)%	(1.5)%	(0.4)%

(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

(3)	Figures represent year-over-year change for or as of the end of the third quarter of 2022 and the third quarter of 2021.
(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2022 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2022 Budget.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2021 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

On December 15, 2022, the Plan Anual de Financiamiento 2023 (Annual Financing Plan 2023, or PAF) was published by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit). Under the PAF, the Government reported its objectives with respect to public indebtedness to promote transparency and communication with the public, rating agencies and investors.

The following table presents the composition of public sector budgetary revenues for the first nine months of 2021 and 2022 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2021(2)	First nine months of 2022(2)	2022 Budget(3)
Budgetary revenues	4.322.3	4,886.4	6,172.6
Federal Government	3,224.0	3,596.1	4,555.5
Taxes	2,702.1	2,902.4	3,944.5
Income tax	1,417.0	1,753.1	2,073.4
Value-added tax	860.3	944.2	1,213.8
Excise taxes	316.8	60.4	505.2
Import duties	52.5	70.1	72.9
Tax on the exploration and exploitation of hydrocarbons	5.3	5.4	7.5
Export duties	0.0	0.0	0.0
Luxury goods and services	n.a	n.a	n.a
Other	50.2	69.2	71.7
Non-tax revenue	521.9	693.8	610.9
Fees and tolls	74.5	96.7	47.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	214.6	415.8	370.9
Fines and surcharges	227.7	175.0	184.9
Other	0.0	0.0	0.0
Public enterprises and agencies	1,098.3	1,290.3	1,617.2
PEMEX	472.4	587.4	716.1
Others	625.9	702.9	901.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

Expenditures

Health and Labor, Education and Other Social Welfare Expenditures

On September 7, 2022, the Programa Estratégico de Salud para el Bienestar (Strategic Health Program for Wellness) was published in the Official Gazette. This program aims to strengthen, expand, consolidate and organize operations of the Secretaría de Salud (Ministry of Health) and the Sistema de Salud para el Bienestar (Wellness Health System) in order to guarantee medical care for people without social security, increase the quality of health services and healthcare providers, and improve healthcare infrastructure.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30, 2021	At September 30, 2022(2)
Historical Balance of Public Sector Borrowing Requirements	48.5%	46.5%

(1)

The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 65 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements” in the 2021 Form 18-K.

(2)	Preliminary figures.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2021 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated.

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At September 30, 2021	At September 30, 2022(1)

	(in billions of pesos)
Gross Debt	Ps. 8,778.2	Ps. 9,849.6
By Term
Long-term	8,124.9	9,429.7
Short-term	653.3	420.0
By User
Federal Government	8,179.8	9,236.6
State Productive Enterprise (PEMEX and CFE)	334.4	319.3
Development Banks	264.0	293.7
Financial Assets	527.0	667.9
Total Net Debt	Ps. 8,251.2	Ps. 9,181.7
Gross Internal Debt/GDP	34.5%	35.1%
Net Internal Debt/GDP(2)	32.4%	32.7%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 66 in “Public Debt—Internal Debt—Internal Public Sector Debt” in the 2021 Form 18-K.

Internal Government Debt

On August 22, 2022, the Government broadened the range of investment alternatives available to small and medium investors on its investment platform, Cetesdirecto, to include Savings Protection Bonds (BPA 182). These bonds are issued by the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings), have a maturity of seven years and have a variable interest rate determined semiannually by the 182-day Cetes interest rate at the beginning of the period and the maximum rate of accumulated inflation for the period.

As of December 30, 2022, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government (1)

	At September 30, 2021		At September 30, 2022(2)

	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 7,727.0	94.5%	Ps. 8,770.4	95.0%
Cetes	1,139.0	13.9	905.5	9.8
Floating Rate Bonds(5)	1,001.6	12.2	1,820.9	19.7
Inflation-Linked Bonds	2,103.0	25.7	2,503.3	27.1
Fixed Rate Bonds	3,474.8	42.5	3,531.4	38.2
STRIPS of Udibonos	8.6	0.1	9.2	0.1
Other(3)	452.9	5.5	466.3	5.0

Total Gross Debt	Ps. 8,179.8	100.0%	Ps. 9,236.6	100.0%

Net Debt
Financial Assets(4)	441.2		568.5

Total Net Debt	Ps. 7,738.6		Ps. 8,668.2

Gross Internal Debt/GDP	32.2%		32.9%
Net Internal Debt/GDP	30.4%		30.9%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 120.3 billion at September 30, 2021 and Ps. 116.9 billion at September 30, 2022 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of September 30, 2022, outstanding gross external public sector debt totaled U.S.$217.2 billion, an approximate U.S.$4.4 billion decrease from the U.S.$221.6 billion outstanding on December 31, 2021. Of this amount, U.S.$209.1 billion represented long-term debt and U.S.$8.2 billion represented short-term debt. Net external indebtedness decreased by U.S.$5.5 billion during the first nine months of 2022.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type (1)(2)

	At September 30, 2021(3)		At September 30, 2022(3)

	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	115,162.3	U.S.$	113,827.0
Long-Term Debt of Budget Controlled Agencies		95,030.1		88,470.7
Other Long-Term Public Debt(4)		7,458.4		6,787.7

Total Long-Term Debt	U.S.$	217,650.8	U.S.$	209,085.4

Total Short-Term Debt		8,270.8		8,152.7

Total Long- and Short-Term Debt	U.S.$	225,921.6	U.S.$	217,238.1

Table No. 21 – Summary of External Public Sector Debt by Currency (1)

	At September 30, 2021(3)			At September 30, 2022(3)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	172,541.1	76.4%	U.S.$	168,791.3	77.7%
Japanese Yen		7,102.7	3.1		7,209.3	3.3
Swiss Francs		2,573.6	1.1		2,288.4	1.1
Pounds Sterling		3,069.2	1.4		2,150.8	1.0
Euros		38,261.1	16.9		31,649.0	14.6
Others		2,374.1	1.1		5,149.0	2.4

Total	U.S.$	225,921.6	100.0%	U.S.$	217,238.1	100.0%

Table No. 22 – Net External Debt of the Public Sector (1)

	At September 30, 2021(3)		At September 30, 2022(3)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	213,349.2	U.S.$	212,921.9
Gross External Debt/GDP		17.6%		15.2%
Net External Debt/GDP		16.6%		14.9%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2022) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	At September 30, 2021			At September 30, 2022

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	79,952.7	69.4%	U.S.$	79,213.0	69.6%
Japanese Yen		5,561.5	4.8		6,089.8	5.4
Swiss Francs		2,021.6	1.8		1,917.3	1.7
Pounds Sterling		1,990.7	1.7		1,648.4	1.4
Euros		25,042.1	21.7		21,459.0	18.9
Others		594.7	0.5		3,499.5	3.1

Total	U.S.$	115,163.3	100.0%	U.S.$	113,827.0	100.0%

Table No. 24 – Net External Debt of the Government

	At September 30, 2021		At September 30, 2022

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	104,391.6	U.S.$	110,968.2
Gross External Debt/GDP		9.0%		8.0	%(2)
Net External Debt/GDP		8.1%		7.8	%(2)

Table No. 25 – Net Debt of the Government

	At September 30, 2021	At September 30, 2022

Internal Debt	78.5%	79.4%
External Debt(1)	21.5%	20.6%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 75 in “Public Debt—External Public Debt—External Public Sector Debt” in the 2021 Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 19, 2022, the International Monetary Fund (IMF) approved a new two-year U.S.$50 billion Flexible Credit Line (FCL). The IMF affirmed Mexico’s continued qualifications to access the FCL, citing its strong institutional policy frameworks and macroeconomic performance and policies.

External Securities Offerings and Liability Management Transactions

On August 19, 2022, Mexico issued U.S.$2,203,576,000 of its 4.875% Global Notes due 2033, its third bond linked to the United Nations’ sustainable development goals (SDGs). Mexico used a portion of the proceeds from this offering to redeem in full all of its outstanding 3.600% Global Notes due 2025. Concurrently, Mexico conducted a switch tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated August 8, 2022. In the tender offer, Mexico offered investors the opportunity to switch notes of the series listed in the table below for the 4.875% Global Notes due 2033. A summary of the switch tender offer results follows:

Old Notes	Aggregate Principal Amount of Switch Tenders Accepted	Outstanding Amount After Switch Tender Offer
6.750% Global Notes due 2034	$9,444,000.00	$1,696,200,000.00
6.050% Global Notes due 2040	$24,858,000.00	$2,817,995,000.00
4.280% Global Notes due 2041	$149,325,000.00	$3,107,574,000.00
4.750% Global Notes due 2044	$10,544,000.00	$3,715,392,000.00
5.550% Global Notes due 2045	$0.00	$2,764,306,000.00
4.600% Global Notes due 2046	$4,182,000.00	$2,344,948,000.00
4.350% Global Notes due 2047	$10,147,000.00	$1,459,599,000.00
4.600% Global Notes due 2048	$10,116,000.00	$2,000,673,000.00
4.500% Global Notes due 2050	$27,611,000.00	$2,256,638,000.00
5.000% Global Notes due 2051	$18,959,000.00	$2,481,041,000.00
4.400% Global Notes due 2052	$45,608,000.00	$2,885,590,000.00
3.771% Global Notes due 2061	$176,067,000.00	$3,032,134,000.00